Cassidy & Associates
Attorneys at Law
9454 Wilshire Boulevard
Beverly Hills, California 90212

Email:  CassidyLaw@aol.com
Telephone: 202/387-5400	Fax: 949/673-4525

February 25, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Registration Statement on Form S-1 for Powerdyne International, Inc.

I enclose for filing the registration statement on Form S-1 for Powerdyne International, Inc.

Sincerely,

Anthony A. Patel, Esq.
Cassidy & Associates